UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Yale Transaction Finders, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

U98424 101

(CUSIP Number)

Jonathan J.

Ledecky

Chief Executive Officer, Yale Transaction Finders, Inc.

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 44th Floor

New York, New York 10174

(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Jonathan J. Ledecky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,660,800 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,660,800 shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,660,800 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 5,199,000 shares of the Issuer’s Common Stock outstanding as of November 10, 2023, as stated in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Quarterly Report”) filed with the Securities Exchange Commission November 15, 2023.

1.	NAMES OF REPORTING PERSONS Ironbound Partners Fund, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,660,800 shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,660,800 shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,660,800 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 5,199,000 shares of the Issuer’s Common Stock outstanding as of November 10, 2023, as stated in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Quarterly Report”) filed with the Securities Exchange Commission November 15, 2023.

SCHEDULE 13D

This Amendment No. 1, filed jointly with the Securities and Exchange Commission (“SEC”) by Jonathan J. Ledecky and Ironbound Partners Fund, LLC and (“Ironbound”, and collectively with Mr. Ledecky, the “Reporting Persons”) amends the Schedule 13D (the “Existing Schedule 13D”) initially filed jointly with the SEC by the Reporting Persons on March 24, 2022 with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Yale Transaction Finders, Inc. (the “Issuer”) (as hereby amended, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 5,199,000 shares of Common Stock outstanding as of November 10, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as filed with the SEC November 15, 2023.

Item 4.	Purpose of the Transaction

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

On March 22, 2022 (the “Closing Date”), Fountainhead Capital Management Limited, a Jersey company (the “Seller”), which was the holder of an aggregate of 5,120,000 shares of Common Stock (the “Seller Shares”) entered into and contemporaneously closed the transactions by a Securities Purchase Agreement (the “Agreement”), by and among Seller, the Issuer, Ironbound, Moyo Partners, LLC, a New York limited liability company, Dakota Group, Ltd., a New York corporation, and Rise Capital Corp., a New York corporation (Ironbound, Moyo, Dakota, and Rise each a “Purchaser” and together, the “Purchasers”), pursuant to which Seller sold the Seller Shares to the Purchasers and contributed a promissory note issued by the Issuer in favor of Seller in the amount of $832,305 (the “Seller Note”) plus accrued interest, which as of March 17, 2002 was $348,158, to the Issuer’s capital (the “Transactions”).

Pursuant to the Agreement, Ledecky was appointed as a member of the Issuer’s Board and as Chief Executive Officer and Chief Financial Officer of the Issuer, and Arnold P. Kling of Moyo Partners, LLC was appointed President, Treasurer, and Secretary of the Issuer. In connection therewith, the Issuer and each of Ledecky and Mr. Kling, respectively, entered into an indemnification agreement further described below in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

Additionally, Thomas Colligan, formerly the sole officer and director of the Issuer, resigned as Chief Executive Officer, Chief Financial Officer, President and Treasurer of the Issuer, effectively immediately, and resigned from the Issuer’s board, effective on the day following the tenth day after the mailing of the Information Statement (defined below).

The Issuer prepared and filed with the Securities and Exchange Commission, and thereafter mailed, an information statement (“Information Statement”) pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s stockholders of the above-referenced transactions and change in the majority of the Board as soon as practicable.

The above description of the Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.2).

On May 16, 2022, the Issuer issued to Ironbound a promissory note in the principal amount of $33,250 (the “May 2022 Note”). On May 16, 2023, the Issuer issued to Ironbound an additional promissory note in the principal amount of $9,975 (the “May 2023 Note”). On November 20, 2023, the Issuer issued to Ironbound an additional promissory note in the principal amount of $5,720 (the “November 2023 Note” and together with the May 2022 Note and the May 2023 Note, the “Yale Notes”). The Yale Notes have a maturity date of June 30, 2024 and bear interest at the rate of 5.0% per annum, payable at maturity. The principal and accrued interest on the Yale Notes are convertible, at the election of the holder, into shares of Common Stock following the consummation of a “Qualified Financing” (as defined in the Yale Notes), or upon the consummation of a “Fundamental Transaction” (as defined in the Yale Notes) at the “Conversion Price” (as defined in the Yale Notes). The above description of the Yale Notes is qualified in its entirety by reference to the full text of such note, a copy of which was filed by the Issuer as Exhibit 4.1 to the Form 8-K filed by the Issuer with the SEC on May 17, 2023 (and is incorporated by reference herein as Exhibit 10.5).

On November 20, 2023, Rise and Ironbound entered into a securities purchase agreement pursuant to which Rise sold to Ironbound 256,000 shares of Common Stock for the same price originally paid by Rise for such shares of Common Stock from the Seller and assigned to Ironbound Yale Notes of the Issuer held by Rise in the aggregate principal amount of $3,250 in exchange for an aggregate of $3,250 (the “November 2023 Securities Purchase”). ..

At the date of this Schedule 13D, neither Ledecky nor Ironbound, except as set forth in this Schedule 13D, and consistent with Ledecky’s position as a director and officer of the Issuer, has any plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by each of Ledecky and Ironbound, respectively, on the basis of a total of 5,199,000 shares of Common Stock outstanding as of November 10, 2023, are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	3,660,800	70.4%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	3,660,800	70.4%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	3,660,800	70.4%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c) Ledecky is the beneficial owner of 3,660,800 shares of the Issuer’s Common Stock, or approximately 70.4% of the Issuer’s outstanding Common Stock. This amount represents the 3,660,800 shares of the Issuer’s Common Stock beneficially owned by Ironbound as described below. Does not include any shares of the Issuer’s Common Stock that may be issued upon conversion of the Yale Notes. Ledecky is the managing member of Ironbound and, as such, may be deemed to beneficially own such shares. Ledecky has sole voting and dispositive power over such shares.

Ironbound is the beneficial owner of 3,660,800 shares of the Issuer’s Common Stock, or approximately 70.4% of the Issuer’s outstanding Common Stock. Does not include any shares of the Issuer’s Common Stock that may be issued upon conversion of the Yale Notes. Ironbound has sole voting and dispositive power over such shares.

(d) Not applicable.

(e) During the 60 days preceding the date of this report, other than the November 2023 Securities Purchase, neither Ledecky nor Ironbound have effected any transactions in the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Existing Schedule 13D is hereby amended to add the following:

Exhibit 10.4	Securities Purchase Agreement, dated as of November 20, 2023, by and among Ironbound Partners Fund, LLC, and Rise Capital Corp.
Exhibit 10.5	Form of Promissory Note (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on May 17, 2023).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2023	JONATHAN J. LEDECKY

/s/ Jonathan J. Ledecky

IRONBOUND PARTNERS FUND, LLC

	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky Managing Member